Exhibit 22
Subsidiary guarantors and issuers of guaranteed securities and affiliates whose securities collateralize securities of the registrant

Securities	Guarantor(s)
Certain debt securities issued by Comcast Corporation under the Senior Indenture dated September 18, 2013, as supplemented and amended by the First Supplemental Indenture dated November 17, 2015 and the Second Supplemental Indenture dated as of July 29, 2022. The 0.000% Notes due 2026, 0.250% Notes due 2027, the 1.500% Notes due 2029, the 0.250% Notes due 2029, the 0.750% Notes due 2032, the 1.875% Notes due 2036 and the 1.250% Notes due 2040 are listed on the Nasdaq Global Market.	Comcast Cable Communications, LLC and NBCUniversal Media, LLC
Certain debt securities issued by Comcast Corporation under the Indenture, dated January 7, 2003, as supplemented and amended by the First Supplemental Indenture dated March 25, 2003, the Second Supplemental Indenture dated August 31, 2009, the Third Supplemental Indenture dated March 27, 2013 and the Fourth Supplemental Indenture dated October 1, 2015. The 5.50% Notes due 2029 are listed on the New York Stock Exchange.	Comcast Cable Communications, LLC and NBCUniversal Media, LLC
2.0% Exchangeable Subordinated Debentures due 2029 issued by Comcast Holdings Corporation under the Indenture, dated June 15, 1999, as supplemented and amended by the First Supplemental Indenture dated September 12, 2005. The securities are listed on the New York Stock Exchange.	Comcast Corporation